Exhibit 2.2
MERGER AGREEMENT
     Agreement made as of August 30, 2004, between Espre Solutions, Inc., a Nevada corporation (“Espre”); Wireless Peripherals, Inc., a Texas corporation (“Wireless”); and Gunnar J. Korpinen, Robert Nimon and Adam Ruef (such persons, being the principal shareholders of Wireless, are herein called the “Wireless Shareholders”).
     The parties agree as follows:
     1. Recitals. The parties have agreed to merge Wireless into Espre, with Espre being the surviving company, under the terms which follow.
     2. Definitions. The following terms, as used herein, have the following meanings:
     “Affiliate” of a Person means a Person, who directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such person.
     “Agreement” has the meaning set forth in the introductory paragraph.
     “Closing” has the meaning set forth in Section 3.5.
     “Closing Date” has the meaning set forth in Section 3.5.
     “Environmental Permits” means federal, state and local governmental liens, permits and other authorizations and approvals, whether foreign or domestic, which relate to the business of a Person as it may be affected by the environment or to public health and safety or worker health and safety as they may be affected by the environment.
     “ERISA” means the Employment Retirement Income Security Act of 1974, as amended.
     “Evaluation Material” has the meaning set forth in Section 5.2.
     “Financial Statements” has the meaning set forth in Section 4.9.
     “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.
     “Intellectual Property” has the meaning set forth in Section 4.15.
     “Leases” and “Lease” have the meanings set forth in Section 4.14.
     “Licenses and Permits” has the meaning set forth in Section 4.7.
     “Material Contract” means each contract, agreement or commitment of a Person other than Leases:

          (a) upon which any substantial part of such Person’s business is dependent or which, if breached, could reasonably be expected to affect, materially and adversely, the earnings, assets, financial condition or operations o the business of such Person;
          (b) which provides for aggregate future payments of more than $5,000, except for purchase orders or sale orders arising in the ordinary and usual course of business and having terms and in a form of contract approved hereafter by the Public Company’s Board of Directors, in which case for purposes of this Agreement they are Material Contracts only if they provide for an initial payment greater than $20,000 or if they contain terms other than the standard terms approved hereafter by the Board of Directors;
          (c) which provides for the sale, after the date hereof and other than in the ordinary course of business, of any of its assets;
          (d) which relates to the employment, retirement or termination of the services of any officer of former officer; or
          (e) which contains covenants pursuant to which any other Person has agreed not to compete with any business conducted by such Person or not to disclose to other information concerning such Person.
          Collectively, the material contracts of such Person are referred to as “Material Contracts.”
     “Merger” has the meaning set forth in Section 3.1.
     “PBGC” means the Pension Benefit Guaranty Corporation.
     “Pension Plans” means all employee benefit plans and programs including, without limitation, all retirement, savings and other Pension Plans.
     “Person” means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a governmental or political subdivision or an agency of instrumentality thereof.
     “Real Property” means all of the real property, together with the fixtures and other improvements located thereon and the appurtenances thereto, owned by a Person.

     “Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Internal Revenue Code section 59A), customs duties, capital stock, franchise profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alterative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
     “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Welfare Plans” means all health, severance, insurance, disability and other employee welfare plans.
     “Wireless Shareholders” means the existing common and preferred shareholders of Wireless, the holders of Wireless’ outstanding convertible debt, and the holders of options (whether vested or unvested) for the purchase of the common stock of Wireless.
     3. Merger of Wireless into Espre.
          3.1 No later than August 28, 2004, Wireless will merge with and into Espre, with Espre being the surviving company (the “Merger”), in a manner intended to be a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(A).
          3.2 Upon completion of the Merger, (i) the existing Espre Shareholders will own 19,000,000 shares (or 66.67%) of Espre’s common stock and (ii) the holders of all outstanding common and preferred Wireless shares, Wireless convertible notes and Wireless warrants and options will own, or have the right to own as to the holders of warrants and options, an aggregate of 9,500,000 (or 33.33%) shares of Espre’s common stock.
          3.3 Prior to the completion, and as a condition, of Closing of the Merger, Wireless will cause the holders of its outstanding preferred stock to convert all of their shares of preferred stock into common stock of Wireless on a share-for-share basis. Also as a condition precedent to the Merger, Wireless will cause the holder of Wireless’ convertible note in the principal amount of $250,000 to convert its debt into shares of Wireless common stock on the basis of one share of common stock for each $.50 of debt, or an aggregate of 500,000 common shares, and to exercise its warrant to purchase 200,000 common shares at $.01 per share.
          3.4 As more particularly described in Section 4.2, there are outstanding options for the purchase of 459,600 shares of Wireless common stock, and those options will be exchanged at Closing for corresponding options to purchase Espre common stock. Subsequent to Closing of the Merger, Espre will issue to the holders of Wireless options options to purchase Espre common stock. Such Espre options shall be issued on substantially the same terms and conditions as the Wireless options outstanding at Closing, adjusted on the basis of 2.56718 shares of Espre common stock for each share of Wireless common stock, with additional adjustments, including exercise price, as appropriate. The Espre options issued to Wireless option holders will have no exercise restrictions other than any restrictions that may be imposed by regulatory requirements and they shall expire at the same times as the existing Wireless options.
          3.5 Closing and Closing Date. Closing of the Merger (the “Closing”) shall occur on or before August 28, 2004 (the “Closing Date”), at 10:00 A.M. at the offices of Siegel, Lipman, Dunay & Shepard, LLP, 5355 Town Center Road, Suite 801, Boca Raton, Florida 33486, or at such other time and place as the parties may determine.
          3.6 Deliveries at Closing.
               3.6.1 At Closing, Wireless will deliver to Espre (i) certificates for all of the Wireless common shares then outstanding or, if certificates for any of such shares have not been issued, a certification of Wireless’ President and Secretary of the names and addresses of the holder, and the number of Wireless conversion shares that should have been, but were not, issued to such holders (ii) a certification of Wireless’ President and Chief Financial Officer that (a) all preferred shares of Wireless have been converted into common shares and are included in the certificates set forth under Section 3.3 and (b) all of Wireless’ outstanding notes have been converted into shares of Wireless common stock and all outstanding warrants have been exercised, also in accordance with Section 3.3; and (iii) all other items required to be delivered by Wireless at closing of the Merger under this Agreement or as otherwise reasonably requested by Espre.
               3.6.2 Within ten (10) days of Closing, Espre will deliver certificates for those shares of common stock to which Wireless’ Shareholders are entitled pursuant to this Section 3.6. Within twenty (20) days of Closing, Espre shall deliver to the holders of Wireless options outstanding at the date of Closing options for that number of shares of common stock of Espre to which they are entitled pursuant to Section 3.4 of this Agreement.
     4. Representations and Warranties of Wireless. Wireless represents and warrants the following to Espre:
          4.1 Organization, Qualification. Wireless is a corporation duly organized, validly existing and in good standing under the laws of Texas and has all requisite corporate power and authority to own all of its properties and assets and to carry on its business as it is presently being conducted. Wireless is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary except in those jurisdictions where the failure to be duly qualified and in good standing would not have a material adverse effect on Wireless or the business conducted by it. Wireless has heretofore delivered to Espre complete and correct copies of the Articles of Incorporation and Bylaws of Wireless, as currently in effect.
          4.2 Capitalization of Wireless. The authorized capital stock of Wireless consists only of (i) 10,000,000 shares of common stock, $.01 par value and (ii) 5,000,000 shares of preferred stock, 500,000 shares of which are designated Series A Preferred Stock. As of the date hereof, 2,223,333 shares of common stock and 317,619 shares of preferred stock are validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of any preemptive rights. Wireless has issued or outstanding as of the date hereof options for the purchase of 459,600 shares of common stock. Wireless has issued and outstanding as of the date hereof a Convertible Promissory Note in the amount of $250,000 convertible into 500,000 shares of common stock and a Warrant to purchase 200,000 shares of common stock. Except as provided in this Section 4.2, Wireless has no commitment to issue or sell any shares of its capital stock or any securities or obligations convertible into or exchangeable for, or giving any person the right to acquire from it, any shares of its capital stock and no such securities or obligations are issued or outstanding.
          4.3 Consents and Approvals. There is no requirement applicable for Wireless or the Wireless Shareholders to make any filing with, or to obtain any permit, authorization, consent or approval of, any public body as a condition to the consummation of the Merger. There is no requirement that any party to any Material Contract of Wireless, or any license or permit for the use of Intellectual Property of Wireless or loan agreement to which Wireless or any of the Wireless Shareholders is a party or by which it or they is or were bound, or consent to the execution of this Agreement by Wireless or to the consummation of the Merger.
          4.4 Non-Contravention. The execution and delivery by Wireless and the Wireless Shareholders of this Agreement do not, and the consummation of the Merger will not, (i) violate or result in a breach of any provision of the Articles of Incorporation or Bylaws of Wireless, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which Wireless or the Wireless Shareholders is a party or by which Wireless or the business conducted by it may be bound, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Wireless or the Wireless Shareholders or to the business conducted by Wireless, excluding from the foregoing clauses (ii) and (iii) such defaults and violations as would not have a material adverse effect on Wireless.
          4.5 Environmental Matters. Except as set forth in Schedule 4.5, Wireless has obtained all Environmental Permits required to conduct its business as it is presently being conducted including, without limitation, those relating to (i) emissions, discharges or threatened discharges of pollutants, contaminants, hazardous or toxic substances or petroleum into the air, surface water, ground water or the ocean, or on or into the land, and (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, hazardous or toxic substances or petroleum. Wireless has not received notice of, or is otherwise aware of, any facts, events or conditions which (x) interfere with, prevent, or, with the passage of time, could interfere with continued substantial compliance with any of the aforementioned environmental laws, regulations, policies, guidelines, orders, judgments or decrees, (y) may give rise to any liability (whether based in contract, tort, implied or express warranty, criminal or civil stature or otherwise) under any law, regulation, policy or guideline relating to hazardous emissions or handling hazardous substances, or (z) obligate Wireless or, with the passage of time, could cause Wireless to be obligated to clean up, remedy or otherwise restore to a former condition, by itself or jointly with others, any contaminated surface water, ground water, soil or any natural resource associated therewith.
          4.6 Transfer of Assets and Liabilities to Espre through Merger.
               (a) At Closing Wireless and the Wireless Shareholders shall cause Wireless to merge with and into Espre, as a consequence of which all of the assets of Wireless will then become assets of Espre, which will concurrently assume all of Wireless’ liabilities then outstanding.
               (b) At Closing of the Merger, Wireless’ contracts shall become the contracts of Espre, which shall then succeed to all rights, privileges and obligations of Wireless under any and all of such contracts. No Material Contract of Wireless contains any provision which requires the prior consent of one or more other parties to any of such contracts to the completion of the Merger and the assumption by Espre of Wireless’ rights and obligations under such contracts, all of which can be assigned to and assumed by Espre without further act or consent of any other party.
          4.7 Licenses and Permits. The term “Licenses and Permits” as used herein means federal, state and local governmental licenses, permits, approvals and authorizations, whether foreign or domestic, other than Environmental Permits. Wireless has all of the Licenses and Permits required to conduct its business as it is presently being conducted, all of which are in full force and effect. No written notice of a violation of any such License or Permit has been received by Wireless or, to the knowledge of Wireless, threatened, and no proceeding is pending or, to the knowledge of Wireless, threatened, to revoke or limit any of them. Wireless has no reason to believe that any of its Licenses and Permits in effect on the date hereof will not be renewed.
          4.8 Compliance with Laws. Except as set forth in Schedule 4.8, In addition to the representations and warranties contained in Section 4.5 relating to environmental matters and in Section 4.7 relating to Licenses and Permits, to the best knowledge of Wireless and the Wireless Shareholders, Wireless has operated its business in compliance with all laws, regulations, orders, policies, guidelines, judgments or decrees of any federal, state, local or foreign court or governmental authority applicable to it or its business including, without limitation, those related to antitrust and trade matters, civil rights, zoning and building codes, public health and safety, worker health and safety and labor and nondiscrimination, the failure to comply with which could reasonably be expected to affect, materially and adversely, the earnings, assets, financial condition or operations of Wireless. Except as is disclosed in Schedule 4.8, Wireless has not received any notice alleging non-compliance with any of the aforementioned laws, regulations, policies, guidelines, orders, judgments or decrees.
          4.9 Financial Statements. The shareholders of Wireless will complete and furnish to Espre, at Espre’s expense, a true and complete copy of Wireless’ federal income tax return for the calendar year ended December 31, 2003, by September 15, 2004. Wireless will also provide Espre at all times with access to its books and records, including financial data, all in accordance with Section 5.1 hereto.
          4.10 Litigation. Except as set forth in Schedule 4.10, there are no actions, suits, claims, investigations or proceedings (legal, administrative or arbitrative) pending or, to the knowledge of Wireless or the Wireless Shareholders, threatened, against Wireless, whether at law or in equity and whether civil or criminal in nature, before any federal, state, municipal or other court, arbitrator, governmental department, commission, agency or instrumentality, domestic or foreign, nor are there any judgments, decrees or orders of any such court, arbitrator, governmental department, commission, agency or instrumentality outstanding against Wireless which have, or if adversely determined could reasonably be expected to have, a material adverse effect on the earnings, assets, financial condition or operations of the business conducted by Espre, or which seek specifically to prevent, restrict or delay consummation of the Merger or fulfillment of any of the conditions of this Agreement.
          4.11 Absence of Changes. Except as set forth in Schedule 4.11, since July 31, 2004, there has not been:
               (a) any obligation or liability involving more than $5,000 (whether matured, absolute, accrued, contingent, or otherwise) incurred by Wireless;
               (b) any general uniform increase in the compensation of the employees of Wireless (including, without limitation, any increase pursuant to any bonus, pension, profit sharing or other plan);
               (c) any increase (other than normal increases consistent with past practices and those required by law or collective bargaining agreements) in the compensation payable to any employee (including officers) of Wireless;

               (d) any amendment to any employment agreement to which any employee of Wireless is a party;
               (e) any sale of assets by Wireless other than in the ordinary course of business;
               (f) any material deterioration of relations between Wireless and its business partners, licensees, financial institutions, or customers;
               (g) any direct or indirect redemption, purchase or other acquisition of any shares of the capital stock of Wireless;
               (h) any declaration, setting aside or payment of any dividend (whether in cash, capital stock or property) with respect to Wireless’ common stock; or
               (i) any issuance by Wireless of any shares of its capital stock, or any securities or obligations convertible into or exchangeable for, or giving any person the right to acquire from it, any shares of its capital stock.
     Since July 31, 2004, except as set forth in Schedule 4.11 Wireless has not operated its business other than in the ordinary and usual course and in a manner consistent with past practices.
          4.12 No Undisclosed Liabilities. Except as set forth in Schedule 4.12, Wireless does not have any liabilities or obligations, whether absolute, accrued, contingent or otherwise, which in the aggregate do not or cannot reasonably be expected to have a material adverse effect upon the earnings, assets, financial condition or operations of Wireless.
          4.13 Title to Properties. Wireless does not own any Real Property. Wireless has good title to all of the personal property, tangible and intangible, owned by it, free and clear of any liens, charges, pledges, security interest of other encumbrances other than those reflected in the Financial Statements heretofore delivered to Espre.
          4.14 Leases. Schedule 4.14 sets forth a complete and correct list of each agreement to lease into which Wireless has entered, whether as a lessor or lessee, which relates to either real or personal property, other than monthly leases of personal property which may be cancelled upon not more than 60 days notice or require the payment of not more than $100 per month. The agreements listed in Schedule 4.14 are referred to herein as the “Leases” (each a “Lease”). Except as set forth in Schedule 4.14, Wireless has not breached any such Lease and no event has occurred which, with the giving of notice or the passage of time or both, would cause a default under, or permit the termination, modification or acceleration of any such Lease by any party thereto. Complete copies of all of the Leases have been delivered to Espre.
          4.15 Intellectual Property. Schedule 4.15 sets forth a complete and correct list of Wireless’ Intellectual Property. The term “Intellectual Property” as used herein means the rights of the owner thereof in all trade names, trademarks and service marks, patents, patent rights, copyrights, whether domestic or foreign, (as well as applications, registrations or certificates for any of the foregoing), inventions, trade secrets, proprietary processes, software and other industrial and intellectual property rights. Wireless owns or is licensed or otherwise has the right to use all of the Intellectual Property which is being used in its business as it is presently being conducted. There is no claim, suit, action or proceeding, pending or, to the knowledge of Wireless or the Wireless Shareholders, threatened, against Wireless asserting that its use of any Intellectual Property infringes the rights of any third party or otherwise contesting Wireless’ rights with respect to any Intellectual Property, and no third party is known to Wireless or the Wireless Shareholders to be infringing upon the rights of Wireless in the Intellectual Property of Wireless. Furthermore, no party is infringing upon the rights of Wireless in Wireless’ Intellectual Property. All letters, patents, registrations and certificates issued by any governmental agency relating to the Intellectual Property of Wireless are valid and subsisting and have been properly maintained. Wireless has used the term “SightLink” as a trademark in various documents, but Wireless has not received a trademark designation for the term SightLink.
          4.16 Material Contracts. Schedule 4.16 sets forth a complete and correct list of each Material Contract of Wireless. Except as set forth in Schedule 4.16, all of the Material Contracts of Wireless are in full force and effect and there has not occurred, with respect to any such Material Contract, any default or event of default, which, with or without due notice of with the lapse of time, or both, would constitute a default or event of default on the part of Wireless or, to the knowledge of Wireless or the Wireless Shareholders, any other party thereto. Complete copies of all the Material Contracts of Wireless have been delivered to Espre.
          4.17 Insurance. Wireless has insurance contracts in force for such coverages and amounts as are set forth in Schedule 4.17.
          4.18 Employment and Consultant Agreements. There are no employment or consultant agreements to which Wireless is subject. There are no controversies pending or, to the knowledge Wireless or the Wireless Shareholders, threatened between Wireless and any of its employees or consultants except as disclosed in Schedule 4.12.
          4.19 Employee Benefit Plans. Schedule 4.19 lists all qualified and non-qualified stock option plans and stock options of Wireless. Wireless does not now have, and has never had since its inception, any Pension Plan, Welfare Plan, incentive, vacation and other similar plan with respect to its directors, officers, employees or consultants or to which Wireless has contributed or is now contributing on behalf of its employees.
          4.20 Tax Matters.
               (a) Wireless has paid, or made provision for the payment, of all Taxes of Wireless, whether or not disputed, which are properly accruable, and has disclosed all accrued but unpaid Taxes to Espre in writing. There are no agreements by Wireless for the extension of time, or waiver of any statute of limitations, for the assessment of any taxes, and all taxes due and payable by Wireless on or before the date of this Agreement have been paid or provided for, and are not delinquent, except as otherwise provided in Schedule 4.20.
               (b) Wireless has filed all Tax Returns that it was required to file except its federal income tax return for calendar year 2003, which the Wireless Shareholders warrant and represent they will cause to be properly and accurately prepared and filed at the expense of Espre (not to exceed $1,000) by September 15, 2004. All such Tax Returns were (or will be, if not yet filed) correct and complete in all respects. No claim has ever been made by an authority in a jurisdiction where Wireless does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of Wireless that arose in connection with any failure (or alleged failure) to pay any Tax.
               (c) Wireless has withheld and paid all Taxes required to have been withheld and paid through July 31, 2004, in connection with the amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party other than any payroll tax due upon the settlement and payment of any employee suit for wages disclosed in Scheduled 4.12.
               (d) None of the Wireless Shareholders expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. Except as set forth in Schedule 4.20, there is no dispute or claim concerning any Tax liability of Wireless either (i) claimed or raised by any authority in writing or (ii) as to which either of any of the Wireless Shareholders has knowledge based upon personal contact with any agent of such authority. Wireless has delivered to Espre correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Wireless since January 1, 2002.
          4.21 Finders. No broker, finder or investment banker is entitled to any fee or commission from the Wireless Shareholders or Wireless for services rendered on behalf of the Wireless Shareholders or Wireless in connection with the transactions contemplated by this Agreement, except as otherwise provided in Schedule 4.21.

          4.22 Full Disclosure. None of the representations and warranties of Wireless or the Wireless Shareholders which are made in this Agreement contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
          4.23 Insider Interests. Except as listed in Schedule 4.23 no Affiliate of Wireless or the Wireless Shareholders (i) competes with or is involved in or has a direct or indirect interest in any business entity which competes with the business conducted by Wireless, (ii) has any agreement with Wireless, or (iii) has any interest, direct or indirect, in any property, real or personal, tangible or intangible, including, without limitation, Intellectual Property, used in or pertaining to the business of Wireless, except as a stockholder or employee of Wireless.
          4.24 Insider Transactions. Schedule 4.12 sets forth a correct and complete statement of the amounts and other essential terms of indebtedness or other obligations, liabilities or commitments (contingent or otherwise) of Wireless to or from any past or present officer, director, employee, partner or stockholder thereof or any person related to, controlled by or under common control of any of the foregoing Schedule 4.24 sets forth all transactions, together with their essential terms, between such persons and Wireless during the past two years.
          4.25 No Interest in Competitors, Etc. Except as set forth in Schedule 4.25, neither the Wireless Shareholders nor any officer or director of Wireless, nor any Affiliate of any of the foregoing, directly or indirectly owns any interest in or controls or is an employee, agent, member, principal, officer, director, or partner of, or participant in, or consultant to any corporation, partnership, limited liability company, sole proprietorship, limited partnership, joint venture, association, or other entity which is a competitor, supplier or customer, of Wireless.
          4.26 Purchase and Sale Obligations. All unfilled purchase and sale orders and other commitments for purchases and sales made by Wireless were made in the usual and ordinary course of its business. None of such orders or commitments call for deliveries thereunder beyond a period of 90 days from the Closing Date with the exception of normal outstanding maintenance and service contracts.
          4.27 Books and Records. The books of account and other financial and corporate records of Wireless are in all material respects complete and correct, are maintained in accordance with good business practices, and are accurately reflected in the Financial Statements. The minute books of Wireless as previously made or to be made available to Espre contained accurate records of all meetings.
          4.28 Bank and Safe Deposit Arrangements. Schedule 4.28 sets forth a correct and complete list of each bank account and safe deposit box maintained by

Wireless, and the names of all persons authorized to deal with such accounts and safe deposit boxes.
     5. Additional Agreements.
          5.1 Investigation of Business and Properties; Additional Data. From the date hereof until the Closing, Wireless will afford Espre and its attorneys, accountants, financial advisors and other representatives complete access at all reasonable times to its offices, and to the officers, employees, properties, contracts, and books and records of Wireless. In addition, Wireless shall furnish to Espre such financial, operating and additional data as Espre may reasonably request concerning the business, operations, properties and personnel of Wireless.
          5.2 Confidentiality. Pursuant to the provisions of this Agreement, the parties have supplied and will supply to each other certain documents and information for use in investigating the business of Wireless. Such material is hereinafter referred to as “Evaluation Material.” The parties agree to hold in confidence any Evaluation Material they have received or will receive and not to disclose all or any part of such material to anyone except their officers, directors, employees, professional advisors, or other representatives who need such information to perform their respective duties and who have been informed of the confidential nature of such material and directed to treat it confidentially. If this Agreement is terminated, the parties will return or cause to be destroyed and will not retain, or permit any person to whom they have given copies thereof to retain, the originals or any copies of any documents constituting a part of the Evaluation Material and after termination the parties will continue to honor the confidentiality agreement contained herein and will not disclose, directly or indirectly, any information obtained from the Evaluation Material. The confidentiality agreement contained in this Section 5.2 will terminate upon the earlier of three years after the date hereof of upon consummation of the transactions contemplated hereby. Notwithstanding the foregoing, the parties may use and disclose any such information to the extent that (a) it had acquired such information on a non-confidential basis prior to receipt thereof from the other party, (b) such information has become generally available to the public, (c) such information is provided to a party by a third party who has obtained such information other than as a result of a breach of this Agreement. Furthermore, either party may disclose such information to the extent that it is required to do so in order to comply with a governmental or judicial order or decree, but upon receiving notice that any such order or decree is being sought, it will promptly notify the other party.
          5.3 Efforts to Consummate. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate, as promptly as practicable, the transactions contemplated hereby, including, but not limited to, the obtaining of all necessary consents, waivers, authorizations, orders and approvals of third parties, whether private or governmental, required of it to enable it to comply with the conditions precedent to consummating the transactions contemplated by this Agreement. Each party agrees to cooperate fully with the other party in assisting it to comply with this Section. Notwithstanding the foregoing, neither party shall be required to initiate any litigation, make any substantial payment or incur any material economic burden, except for a payment otherwise required of it, to obtain any consent, waiver, authorization, order or approval, and if, despite such efforts, either party is unable to obtain any consent, waiver, authorization, order of approval the other party may terminate this Agreement and shall have no liability therefor.
          5.4 Further Assurances. The parties will use reasonable efforts to implement the provisions of this Agreement, and for such purpose, the parties will, at the request of any other party, at or after the closing, without further consideration, promptly execute and deliver, or cause to be executed and delivered, such additional documents as any other party may reasonably deem necessary or desirable to implement any provision of this Agreement.
          5.5 Expenses. Whether or not the Merger is consummated all expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses. Wireless is currently indebted to an accounting firm, Henry, Held and Associates in the amount of $825 and to a legal firm, Haynes and Boone, in the amount of $8,596. Wireless will incur approximately $1,000 in fees from its accounting firm to prepare the 2003 tax filing and approximately $5,000 in legal fees in connection with the Merger. These fees will assumed by Espre upon Closing.
     6. Conditions Precedent to Espre’s Obligations. The following are certain conditions precedent to Espre’s obligation to complete the Merger.
          6.1 Accuracy of Representations and Warranties. The representations and warranties of Wireless and the Wireless Shareholders herein contained shall be true on and as of Closing with the same force and effect as though made on and as of Closing, except as affected by transactions contemplated hereby and except to the extent that such representations and warranties were made as of a specified date and as to such representations and warranties the same shall have been true as of the specified date.
          6.2 Absence of Default. No condition or event which constitutes an event of default hereunder by Wireless or the Wireless Shareholders or which, after notice and lapse of time, or both, would constitute an event of default hereunder by any of them shall have occurred and be continuing.
          6.3 Absence of Liens. There will have been no liens recorded after the execution of this Agreement but prior to Closing with respect to any personal, real or mixed property owned by Wireless.

          6.4 Actions, Proceedings, Etc. All actions, proceedings, instruments and documents required to carry out the transactions contemplated by this Agreement or incidental thereto and all other related legal matters shall have been satisfactory to and approved by counsel for the Investors, and such counsel shall have been furnished with such certified copies of actions and proceedings and such other instruments and documents as they shall have reasonably requested.
          6.5 Satisfaction with Respect to Financial Condition and Performance. Espre must be satisfied that each and every representation made by Wireless and the Wireless Shareholders regarding the Financial Statements and the financial condition of Wireless shall be true, complete and accurate in all material respects as of Closing. Without limiting the foregoing, Espre must be satisfied that: (i) the Financial Statements shall have been prepared on an accrual basis of accounting, consistent with prior years, and in accordance with generally accepted accounting principles; and (ii) except as specifically disclosed in the Financial Statements, there has been no distribution to shareholders or others or bonuses made to employees.
          6.6 Conversion and Exercise of Preferred Stock, Note and Warrant. All of the outstanding preferred stock of Wireless, the $250,0000 note, and the warrant to purchase 200,000 common shares of Wireless, as more particularly described in Section 3.3 and 4.2, will be converted into common stock of Wireless by conversion or exercise prior to Closing.
     7. Indemnification.
          7.1 Espre’s Right to Indemnification. Wireless and the Wireless Shareholders jointly and severally undertake and agree to defend and hold Espre harmless against any and all losses, costs, liabilities, claims, obligations and expenses, including reasonable attorneys’ fees, incurred or suffered by Espre arising from (i) the breach, misrepresentation or other violation of any covenants, warranty or representation of or by Wireless or the Wireless Shareholders contained in this Agreement, and (ii) any undisclosed liabilities of Wireless, as set forth in Section 4.12. This indemnity provision shall survive Closing for a period of three (3) years.
          7.2 Procedure. If any claim or proceeding covered by the foregoing agreements to indemnify and hold harmless shall arise, the party who seeks indemnification (the “Indemnified Party”) shall given written notice thereof to the other party (the “Indemnitor”) promptly (but in no event more than ten (10) days) after it learns of the existence of such claim or proceeding. Any claim for indemnification hereunder shall be accompanied by evidence demonstrating the Indemnified Party’s right or possible right to indemnification, including a copy of all supporting documents relevant thereto. The Indemnitor shall have the right to employ counsel reasonably acceptable to the Indemnified Party to defend against any such claim or proceeding, or to compromise, settle or otherwise dispose of the same; provided, however, that no settlement or compromise shall be effected without the consent of the Indemnified Party, which consent shall not be unreasonably withheld, and provided further that in the event the Indemnified Party does not consent to a bona fide offer of settlement made by a third party and the settlement involves only the payment of money, then the Indemnitor may, in lieu of payment of such settlement to such third party, pay such amount to the Indemnified Party. After the payment to the Indemnified Party, the Indemnitor shall have no further liability with respect to such claim or proceeding and the Indemnified Party shall assume full responsibility to defend the same. After notice from the Indemnitor to the Indemnified Party of its election to assume the defense of such claim or proceeding, the Indemnitor shall not be liable to the Indemnified Party under this paragraph for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that the Indemnified Party shall have the right to employ counsel to represent it if, in the Indemnified Party’s reasonable judgment, it is advisable for the Indemnified Party to be represented by separate counsel, and in that event the fees and expenses of such separate counsel shall be paid by the Indemnified Party. The parties will fully cooperate in any such action, making available to each other books or records for the defense of any such claim or proceeding. If the Indemnitor fails to acknowledge in writing its obligation to defend against or settle such claim or proceeding within ten (10) days after receiving notice of the claim or proceeding from the Indemnified Party (or such shorter time specified in the notice as the circumstances of the matter may dictate), the Indemnified Party shall be free to dispose of the matter, at the expense of the Indemnitor (but subject to the Indemnitor’s right subsequently to contest through appropriate proceedings its obligation to provide indemnification), in any way which the Indemnified Party deems in its best interest.
          7.3 Limitations on Indemnification Rights. Indemnification shall be due only to the extent of the loss or damage actually suffered (i.e., reduced by any offsetting or related asset or service received and by any recovery from any third party, such as an insurer), net after the amount equal to any reduction in federal, state or local income, franchise or other taxes occasioned by such loss or damage (even though the tax return by which such reduction would have been realized is not yet due), but including an amount equal to any increase in federal, state and local income, franchise or other taxes occasioned by the indemnification payment and then only to the extent of the excess over the Agreed De Minimis Amount (hereinafter defined). The Indemnitor shall be subrogated to all rights of the Indemnified Party against any third party with respect to any claim for which indemnification is paid. Notwithstanding the foregoing, (i) the Indemnitor shall not be liable to the Indemnified Party for any individual misrepresentation, breach of warranty or violation of covenant where the otherwise indemnifiable amount does not exceed $1,000 and, as regards all such indemnifiable misrepresentations or breaches of warranty that do not exceed $1,000, the Indemnitor shall not be liable except to the extent that the aggregate amount thereof exceeds $5,000 (such sum being herein referred to as the “Agreed De Minimis Amount”) and (ii) the liability of the Wireless Shareholders to pay Espre in respect of their indemnification obligation shall not exceed the value of the Espre common stock issued to them upon completion of the Merger in accordance with Section 3.2 and shall be payable only in shares of Espre common stock.
     8. Miscellaneous Provisions.
          8.1 Governing Law; Venue and Jurisdiction. Venue and jurisdiction shall be any appropriate federal or state court in Broward County, Florida. This Agreement shall be construed in accordance with the laws of the State of Florida.
          8.2 Amendment by Written Agreement Only. This Agreement may not be amended or modified except by written agreement of the parties.
          8.3 Terms of Espre Series A Preferred Stock. As of the date of this Agreement, Espre has not adopted or filed a designation of the rights and preferences of its preferred stock. The preferred stock, when issued, will have substantially those principal terms set forth in Schedule 8.3 hereto.
          8.4 Notices. If any notice is to be provided by one party to another under this Agreement, the notice shall be sufficiently given if in writing and delivered (personally, by courier service such as Federal Express, or by other messenger, or mailed by registered or certified mail, return receipt requested) as follows:

If to Wireless or
the Wireless Shareholders:	Mr. Gunnar J. Korpinen
President and Chief Executive Officer
18352 Dallas Parkway #137-407
Dallas, TX 75287

If to Espre:	Peter Ianace, President
Espre Solutions, Inc.
5609 Wayfarer Drive
Plano, Texas 75093
          8.4 This Agreement has been prepared for Espre by Siegel, Lipman, Dunay & Shepard, LLP (“SLDS”), which has acted solely as counsel to Espre. By their execution of this Agreement, Wireless and the Wireless Shareholders confirm that SLDS has not provided them with any counsel or advice of any kind, that such firm has advised each of them to obtain its or his own legal counsel, and that they have either obtained such counsel or determined not to retain such counsel.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

WITNESS/ATTEST:
WIRELESS PERIPHERALS, INC.

	By:	/s/ Gunnar J. Korpinen

Gunnar J. Korpinen, President

ESPRE SOLUTIONS, INC.

	By:	/s/ Peter Ianace

Peter Ianace, President

WIRELESS SHAREHOLDERS:

/s/ Gunnar J. Korpinen

Gunnar J. Korpinen

/s/ Robert Nimon

Robert Nimon

/s/ Adam Ruef

Adam Ruef

SCHEDULE 4.8
COMPLIANCE WITH LAWS
     A former employee has filed a wage claim with the State of Texas for unpaid wages in the amount of $21,780.03 which has resulted in the filing of a lawsuit. Wireless believes that this lawsuit will be upheld in the favor of the employee. Additional costs associated with the lawsuit will be approximately $4,000 for legal fees and court costs.

SCHEDULE 4.10
LITIGATION
     A former employee, Michael Lee, has filed a suit against Wireless for a wage claim in the amount of $21,780.03 plus legal fees in the amount of $2,000. See Schedule 4.8.

SCHEDULE 4.12
SCHEDULE OF LIABILITIES

1	Haynes and Boone	4,140.00	10/09/03	G&A	legal services through 08/31/03
2	CPS	2,500.00	10/15/03	S&M	sales leadership / management
3	Dick Comried	2,406.25	10/15/03	S&M	drafting & negotiating reseller agreements
4	Tom Phillips	2,850.00	10/15/03	G&A	consulting
5	Haynes and Boone	4,456.16	11/01/03	G&A	legal services through 09/30/03
6	CPS	2,500.00	11/15/03	S&M	sales leadership / management (balance due)
7	Placeware, Inc.	604.55	11/16/03	S&M	live meeting, September 2003
8	Placeware, Inc.	1,039.50	11/20/03	S&M	live meeting, August 2003
9	Cyten Circuit Designs	820.00	12/10/03	Ops	headset, camera & laser unit (41@40) BALANCE DUE
10	Knight Electronics	805.50	12/17/03	Ops	enclosures, international air freight
11	Placeware, Inc.	664.75	12/18/03	S&M	live meeting, October 2003
12	Placeware, Inc.	795.77	01/14/04	S&M	live meeting, November 2003
13	Placeware, Inc.	366.57	01/31/04	S&M	demo (December 2003)
14	Tom Phillips	855.00	02/15/04	G&A	consulting January 2004
15	Placeware, Inc.	533.32	03/01/04	S&M	demo (January 2004)
16	Tom Phillips	525.00	03/14/04	G&A	consulting February 2004
17	Knight Electronics	4,868.72	03/20/04	Ops	inventory
18	Placeware, Inc.	52.27	03/30/04	S&M	demo (February 2004)
19	Henry, Held & Reilly	825.00	06/15/04	G&A	January — May tax and accounting services
20	Dick Comried	1,312.50	06/15/04	S&M	consulting
21	Arrow Electronics	176.09	06/15/04	Ops	parts
Wireless is indebted to three former employees in the amount of $74,500, which is evidenced by promissory notes. The promissory notes have been provided to Espre and Espre has agreed to assume these obligations, subject to renegotiation of these obligations to the satisfaction of both parties within twenty days of Closing.
Wireless is indebted to two former consultants in the form of deferred payments in the amount of $44,612. The contracts of these consultants have been provided to Espre and Espre has agreed to assume the financial responsibility of this indebtedness and to renegotiate the terms of payments to the contractors to the satisfaction of all parties within twenty days of closing.

SCHEDULE 4.15
WIRELESS’ INTELLECTUAL PROPERTY
SightLinkTM Intellectual Property Summary
          The SightLinkTM system intellectual property content is contained within a collection of subsystems that comprise a telepresence solution and is supported by a U.S. patent application entitled “Wireless Telepresence Collaboration System” that was initially filed in November 2001. The patent abstract summarizes the system objectives:
          ABSTRACT
A method and system providing wireless personal telepresence facilitating collaboration by two or more persons, each in different locations, on a task at one of the locations and requiring visualization by multiple persons. A portable wireless unit captures/transmits video depicting the technician’s first-hand field of view while keeping her hands free to perform the task. The expert employs a management console for visualization of the task being performed by the technician while communicating in real time with the technician. The management console also provides control over video and audio functions including record, playback, freeze frame and image attributes. Communication between the two persons is accomplished by exchanging digitally compressed video and audio via a voice or data network, either public or private. A community server augments the system by supporting three or more participants and enabling communication across public networks.
The underlying subsystems that enable the telepresence application discussed in this abstract, each of which encompass a significant intellectual endeavor, include:
•	SightLink mechanical packaging

This packaging effort includes the design/implementation that provides a completely wireless, ruggedized, wearable, two-way video and audio device that can run for hours on a single battery charge. There are several design patent opportunities in this area, including the video headset covering various ways we incorporate video into a two-way audio headset or hard-hat to allow for capturing a first person perspective along with a laser pointer to facilitate aiming of the camera. Also, we will patent the inspection camera design relating to lighted, laser assisted, wand mounted camera assembly with remote articulation of camera orientation. We are in the final stages of design and implementation of an integration with high-end autofocus camera with laser pointer that will be able to be remotely controlled (zoom, focus, etc.) by a SightLink console operator. The new packaging associated with this effort will also support auxiliary data i/o (via RS-232) to support a far ranging set of future applications requiring the merging of video and non-video data.

•	SightLink Transport Protocol

The telepresence application is supported by a feature rich communication protocol that provides for the transport of full duplex audio, video, and control information — specifically designed to support wireless markets. The protocol is designed to handle environments that incur large statistic probabilities of lost and erred packet transmissions, making use of design techniques involving forward error correction, the use of stateless and connectionless behavior, and frequent control signal monitoring and retransmission. At the application level of the protocol, highly dynamic and advanced buffering techniques are used for smoothing network jitter for both audio and video. Supports VPN and firewall interaction.

•	SightLink Video Capture and Transport

Compression — Pure Wavelet, implemented to prevent “pixelation”, optimized for recording, low bandwidth, etc. Augmented with forward error correction supporting up to 25% randomly distributed packet loss.

Encryption — Support for a licensed 40k bit key technology.

•	SightLink Audio Capture and Transport

Supports various optional encoding techniques and supported by a dynamic, self-learning jitter buffer and forward error correction scheme. Supports encryption.

•	SightLink Control Console

User interface supporting features for connecting experts with remote portable operators, managing the various media recording features, configuring portable operating parameters (brightness, contrast, resolution, bandwidth usage, etc.)

•	SightLink Digital Video Recorder

Full featured recorder for both video and audio in the portable (up to one hour) and at the console (greater than 10 hours). Allows expert to randomly access video frames and associated audio, augmented with fast forward, rewind, etc. Every frame is date/time marked to support archive maintenance. Expert may simultaneously watch live video from the portable and play recorded video saved at the console for comparisons.

•	SightLink Community Server

Connection and group manager for consoles and portables. Manages software upgrades. Supports firewall features. Implemented to support public server applications as well as private enterprise. Supports standard web access and security features, implemented on the Microsoft .Net framework.
The intellectual property related to SightLink is predominately software. The portable software is designed to run on the Windows CE platform, while the console/server functions target most common Windows platforms and are designed for the .NET framework. Combinations of languages are used, including C# and C++. There are over 150,000 lines of proprietary code in the current version of SightLink. SightLink is unique in the degree to which it deals with issues associated with a moving camera in a wireless and hostile environment. The software is therefore unique and fairly complex extending beyond this basic requirement into a realm that provides the user complete remote control of all collaboration features and a very extensive set of digital media recording features.
We also have two trademark applications on file, covering “SightLink” (word mark and logo) and “Speed-of-Sight” (word mark). Additional trademarks to be pursued include InspectCam, MicroCam, SLEncrypt, and “On-sight”.
The SightLink product roadmap includes the development of additional intellectual property, including software to support:
•	Expanded media compression technology
•	Expanded security technology, including archival and retrieval features
•	Head mounted camera remote zoom and focus control
•	Head mounted display technology
•	Alternative communication techniques (cellular, dialup, satellite, etc.)
•	Data acquisition and integration via RS-232, supporting medical devices and similar equipment
•	Communication and media format standards integration, including h.323, SIP, and AVI
•	Large collaboration conferences allowing multiple experts to simultaneously support multiple wireless portables
•	Expanded resolution, frame rate, and bandwidth control options
•	Extensive media editing support and integration
•	Expanded digital video recorder features

SCHEDULE 4.16
MATERIAL CONTRACTS
     1. Reseller Agreement dated August 2003 by and between Wireless Peripherals, Inc., and Audio Visual Innovations, Inc.
     2. Agent’s Agreement dated August 2003 by and between Wireless Peripherals, Inc., and William M. Combs.
     3. Reseller Agreement dated July 31, 2003, by and between Wireless Peripherals, Inc., and Fred Lear.
     4. Reseller Agreement dated August 15, 2003, by and between Wireless Peripherals, Inc., and Real Time Audio Visual, LLC.
     5. OEM Agreement dated August 14, 2003, by and between Wireless Peripherals, Inc., and Pellucid Technologies, Inc.
     6. Marketing Tai Agreement dated June 1, 2003, between Wireless Peripherals, Inc., and Technology Applications International, Inc.

SCHEDULE 4.28
BANK AND SAFE DEPOSIT ARRANGEMENTS
Bank of America (ABA 111000025)
Account Number 479139862
Authorized Persons: Adam Ruef and Shannon Patterson

SCHEDULE 8.3
TERMS OF ESPRE SERIES A PREFERRED STOCK
     The terms are anticipated to be substantially as follows:
•	A $500,000 preferred dividend is earned by and payable to the preferred shareholders upon Espre’s achieving net operating income of $2,500,000 in a fiscal year. The dividend is payable the first of the month following the completion of Espre’s year-end audit.
•	Liquidation preference of $.20 per share.
•	Preference on any buy-out at $.40 per share, or, in simple terms, the first $2,000,000 of consideration, whether stock or cash.
•	Each share of preferred stock will have one (1) vote. Common shares and preferred shares will vote together except as Nevada corporation law otherwise requires.